UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bellevue Life Sciences Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

079174108

(CUSIP Number)

June 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 079174108

1.	NAMES OF REPORTING PERSONS Bellevue Global Life Science Investors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,355,000 (1)
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 1,355,000 (1)
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,355,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 33.5% (2)
12.	TYPE OF REPORTING PERSON* (see instructions) OO

(1)

Represents shares of common stock held by Bellevue Global Life Sciences Investors, LLC, the sponsor of the Issuer (the “Sponsor”), including 34,500 shares held in escrow until the consummation of an initial business combination for the benefit of Chardan Capital Markets, LLC, the representative of the underwriters of the initial public offering. The general partner of the Sponsor is Bellevue Capital Management LLC (“Bellevue Capital”). Kuk Hyoun Hwang is the managing partner of Bellevue Capital and has voting and dispositive power over the shares held by the Sponsor.

(2)	Based on a total of 4,041,221 shares outstanding of the Issuer as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 14, 2024.

CUSIP No. 079174108

1.	NAMES OF REPORTING PERSONS BCM Europe AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 680,000 (1)
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 680,000 (1)
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.8% (2)
12.	TYPE OF REPORTING PERSON* (see instructions) OO

(1)

Represents shares from 310,000 private placement units and 370,000 shares of common stock eligible to be converted by BCM Europe AG (“BCME”) as a result of the promissory note between the Sponsor and BCME. The promissory note between the Sponsor and BCME is convertible at the election of either the Sponsor or BCME on or after the commencement of the Issuer’s initial public offering into (i) 310,000 private placement units held by the Sponsor, (ii) 370,000 founder shares held by the Sponsor, and (iii) 60,000 warrants held by the Sponsor. BCME is a wholly-owned subsidiary of Bellevue Capital. Kuk Hyoun Hwang is the managing partner of Bellevue Capital and has voting and dispositive power over the shares held by the Sponsor.

(2)	Based on a total of 4,041,221 shares outstanding of the Issuer as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 14, 2024.

CUSIP No. 079174108

1.	NAMES OF REPORTING PERSONS Bellevue Capital Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,035,000 (1)
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 2,035,000 (1)
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,035,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 50.4% (2)
12.	TYPE OF REPORTING PERSON* (see instructions) OO

(1)

Represents (1) shares of common stock held by the Sponsor and (2) the shares eligible for conversion by BCME. The general partner of the Sponsor is Bellevue Capital and BCME is a wholly-owned subsidiary of Bellevue Capital. Kuk Hyoun Hwang is the managing partner of Bellevue Capital and has voting and dispositive power over the shares held by the Sponsor.

(2)	Based on a total of 4,041,221 shares outstanding of the Issuer as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 14, 2024.

CUSIP No. 079174108

1.	NAMES OF REPORTING PERSONS Kuk Hyoun Hwang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,035,000 (1)
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 2,035,000 (1)
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,035,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 50.4% (2)
12.	TYPE OF REPORTING PERSON* (see instructions) IN

(1)

Represents (1) shares of common stock held by the Sponsor and (2) the shares eligible for conversion by BCME. The general partner of the Sponsor is Bellevue Capital and BCME is a wholly-owned subsidiary of Bellevue Capital. Kuk Hyoun Hwang is the managing partner of Bellevue Capital and has voting and dispositive power over the shares held by the Sponsor.

(2)	Based on a total of 4,041,221 shares outstanding of the Issuer as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 14, 2024.

CUSIP No. 079174108

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the statement on Schedule 13G (the “Original Schedule 13G”) filed on February 8, 2024 with the U.S. Securities and Exchange Commission (the “SEC”) on behalf of Bellevue Global Life Science Investors, LLC (the “Sponsor”), Bellevue Capital Management LLC (“Bellevue Capital”) and Kuk Hyoun Hwang, with respect to the Common Stock, par value $0.0001 per share (“Common Stock”), of Bellevue Life Sciences Acquisition Corp., a Delaware corporation (the “Issuer”) (the Original Schedule 13G, as amended by this Amendment No. 1, the “Schedule 13G”). Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13G.

Item 2 of the Schedule 13G is hereby amended and restated in its entirety as follows:

(a)	Name of Person Filing:
(1)	Bellevue Global Life Science Investors, LLC (the “Sponsor”)
(2)	BCM Europe AG (“BCME”)
(3)	Bellevue Capital Management LLC (“Bellevue Capital”)
(4)	Kuk Hyoun Hwang

(b)	Address of Principal Business Office, or if None, Residence:

The address for these entities and this individual is:

c/o Bellevue Life Sciences Acquisition Corp.

10900 NE 4th Street

Suite 2300

Bellevue, WA 98004

(c)	Citizenship:
(1)	Sponsor – Delaware
(2)	BCME – Switzerland
(3)	Bellevue Capital – Washington
(4)	Kuk Hyoun Hwang – Republic of Korea

(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share
(e)	CUSIP Number: 079174108

Item 4.	Ownership.

Item 4 of the Schedule 13G is hereby amended and restated in its entirety as follows:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page of this Amendment No. 1 for each Reporting Person and is incorporated herein by reference for each Reporting Person.

CUSIP No. 079174108

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement among the Reporting Persons regarding filing of Schedule 13G, dated August 13, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BELLEVUE GLOBAL LIFE SCIENCE INVESTORS, LLC

August 14, 2024	By: Bellevue Capital Management LLC, Its Manager

	By:	/s/ Kuk Hyoun Hwang
Kuk Hyoun Hwang, Managing Member of Bellevue Capital Management LLC

BCM EUROPE AG

August 14, 2024	By:	/s/ Kuk Hyoun Hwang
Kuk Hyoun Hwang, Managing Member

BELLEVUE CAPITAL MANAGEMENT LLC

August 14, 2024	By:	/s/ Kuk Hyoun Hwang
Kuk Hyoun Hwang, Managing Member

KUK HYOUN HWANG

August 14, 2024	/s/ Kuk Hyoun Hwang
Kuk Hyoun Hwang